UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of August 2024
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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Forge, 43 Church Street West
Woking, GU21 6HT
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐

Appointment of New Director

On August 5, 2024, the Board of Directors (the “Board”) of Nomad Foods Limited (the “Company”) appointed Ruben Baldew, the Company’s Chief Financial Officer, to the Company’s Board to fill a vacancy, effective immediately. Mr. Baldew will serve as a director for a term expiring at the 2025 Annual Meeting of Shareholders, at which time he will stand for re-election by the shareholders of the Company. Mr. Baldew will not receive additional compensation for his service on the Board.

There is no arrangement or understanding between Mr. Baldew and any other person pursuant to which Mr. Baldew has been appointed as a Director. There are no family relationships between Mr. Baldew and any of the Company’s directors and executive officers, and Mr. Baldew is not a party to any transaction, or any proposed transaction, required to be disclosed pursuant to Item 404(a) of Regulation S-K.

This report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Commission on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), and (iii) Form F-3ASR filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: August 5, 2024